EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penford Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-167010 and 333-104509) on Form S-3 and registration statements (Nos. 333-182753, 333-133160, 333-92356, 333-23433, and 033-58799) on Form S-8 of Penford Corporation and subsidiaries of our report dated November 8, 2012, with respect to the consolidated balance sheets of Penford Corporation and subsidiaries as of August 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for each of the years in the three-year period ended August 31, 2012, and the effectiveness of internal control over financial reporting as of August 31, 2012, which report appears in the August 31, 2012 annual report on Form 10-K of Penford Corporation and subsidiaries.

/s/ KPMG LLP

Denver, Colorado

November 8, 2012